Exhibit 99.1

Infinite Reality and KOI Split Amicably

Barcelona and New York – (November 3, 2023) – After having announced their strategic alliance a year ago, metaverse company Infinite Reality and KOI, the Esports club founded by Kosmos and Ibai Llanos have decided to dissolve their partnership amicably. Having realized that the very ambitious goals could not be achieved in the current financial climate short term, both parties have agreed to go their separate ways.

As a result, ReKTGlobal keeps ownership of its teams in Call of Duty, Rocket League, Rainbow Six, and their championship winning League of Legends roster in the LEC. On the other hand, KOI keeps ownership of its teams in FIFAe League of Legends LVP Superliga, and the VALORANT Champions Tour EMEA League pending Riot Games approval.

Both parties are convinced of a positive outcome for all sides that will enable Infinite Reality and KOI to focus on their respective projects.

“It has been my dream to bring KOI to the LEC but now it is time to reset the focus for the organization and to continue the exciting journey together with our fans” said KOI Co-Founder Ibai Llanos.

“Infinite Reality wishes Ibai and Gerard nothing but success for the future,” said Infinite Reality CEO John Acunto. “We’ll continue to build upon the successes of these great teams and are excited about Infinite Reality’s next moves.”

About Infinite Reality, Inc.

Infinite Reality (iR) is a Metaverse innovation and entertainment company that helps clients with audiences develop immersive Metaverse experiences. An iR powered Metaverse enables brands and creators to fully control the ways in which they distribute content, engage audiences, commercialize their creations, and communicate with their communities. With its deep expertise in Hollywood production, iR develops Metaverse experiences that maximize the value between brands, content, and audiences and redefine the possibilities in connected digital environments. The Metaverse Services and Advisory teams advise, manage, design, and oversee custom builds, leveraging the Technology team’s platform development expertise. The Entertainment and Content Creation division produces breathtaking original content and live events featuring the world’s most in-demand talent. iR’s Metaverse Agency attracts, cultivates, and builds client audiences while iR’s digitally native brands, including premier influencer management agency TalentX Entertainment, increase awareness and adoption of Metaverse opportunities.

theinfinitereality.com

About KOI

KOI is the Barcelona headquartered Esports club founded by Kosmos and Ibai Llanos in December 2021. The club currently has three teams: League of Legends, which competes in the Spanish LVP Superliga, VALORANT, which after one season competing in Spain now competes in the VALORANT Champions Tour EMEA League, and FIFAe.

CONTACT

For Infinite Reality:
press@theinfinitereality.com

For KOI:
media@kosmosholding.com

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